UNITED HERITAGE CORPORATION
Suite 200, One Energy Square, 4925 Greenville Avenue
Dallas, Texas 75206

April 23, 2008
Via EDGAR

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Heritage Corporation
Form 10-KSB for the fiscal year ended March 31, 2007
Filed July 16, 2007
Form 10-QSB for the quarter ended June 30, 2007
Filed August 20, 2007
Form 10-QSB for the quarter ended September 30, 2007, as amended
Filed November 14, 2007
Form 10-QSB for the quarter ended December 31, 2007,
Filed February 19, 2008
Form 8-K filed December 4, 2007
File No. 1-10179

Dear Mr. Schwall:

United Heritage Corporation, a Utah corporation (“we”, “our” or the “Corporation”), is submitting this letter to you in conjunction with our filing of conformed copies of Amendment No. 1 to our annual report on Form 10-KSB for the fiscal year ended March 31, 2007, Amendment No. 1 to our quarterly report on Form 10-QSB for the quarter ended June 30, 2007, Amendment No. 1 to our quarterly report on Form 10-QSB for the quarter ended December 31, 2007, Amendment No. 2 to our Form 10-QSB for the quarter ended September 30, 2007 and Amendment No. 1 to our current report on Form 8-K filed on December 4, 2007 (collectively, the “Amendments”), in response to comments initially received from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) on February 8, 2008.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments does not foreclose the Commission from taking any action with respect to our filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further, we undertake not to disclose estimates of oil and gas reserves other than proved or, in the case of other extractive reserves, estimates other than proved or probable reserves, and any estimated values of such reserves, in our press releases or filings with the Commission unless in accordance with the requirements Item 102 of Regulation S-K.

Should any member of the Staff have any questions or comments concerning, or desire any further information or clarification in respect of the Amendments, please do not hesitate to contact our counsel, Kevin Friedmann of Richardson & Patel LLP, at (212) 907-6688.

Very truly yours,

UNITED HERITAGE CORPORATION

/s/ Joseph F. Langston, Jr.
Joseph F. Langston, Jr.
Chief Financial Officer